Exhibit 99.(A)(17)

June 13, 2007

Dear Biomet Shareholder:

We are pleased to inform you that on June 7, 2007, Biomet, Inc. (“Biomet”) entered into an amended and restated Agreement and Plan of Merger (the “Merger Agreement”) with LVB Acquisition, LLC (“LVB”) and LVB Acquisition Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of LVB. LVB is owned by a consortium of private equity funds, which includes affiliates of The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P., and TPG Capital, L.P.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of Biomet’s outstanding common shares, without par value (the “Shares”) at a price of $46.00 per Share, net to the seller thereof in cash, without interest thereon, less any applicable federal backup withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 13, 2007, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the tender offer is currently scheduled to expire at midnight, New York City time, on July 11, 2007, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all the Shares validly tendered pursuant to the tender offer and not properly withdrawn. Following the consummation of the tender offer, Purchaser will merge with and into Biomet on the terms and subject to the conditions set forth in the Merger Agreement, and each Share that is outstanding and that has not been accepted for purchase pursuant to the tender offer will be converted into the right to receive cash in an amount equal to $46.00 per Share.

The $46.00 per share offer price represents a premium of 32.3% over the closing price of Biomet’s Shares on April 3, 2006, the trading day prior to public speculation that the company was exploring strategic alternatives. Biomet subsequently confirmed on April 6, 2006 that it had retained Morgan Stanley to assist it in exploring strategic alternatives. The revised tender offer also represents a $2.00 per Share increase over the $44.00 per share provided in the original merger agreement with LVB and Purchaser, which we announced on December 18, 2006. Furthermore, as part of the Merger Agreement and in consideration of the $2.00 per Share increase in the purchase price, Biomet has agreed not to pay its annual dividend.

The offer is subject to a number of terms and conditions more fully described in Purchaser’s Offer to Purchase accompanying this letter. These conditions include, among other things, there being validly tendered and not withdrawn before the expiration of the offer a number of Shares of Biomet which represents at least 75% of the total number of shares then outstanding, subject to certain adjustments. Until the conditions to the offer are satisfied, or in certain circumstances waived, Purchaser will not be obligated to accept your Shares in the offer.

After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and other transactions contemplated thereby, and unanimously determined that the Offer and the Merger are in the best interests of Biomet and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares into the Offer, or otherwise approve the Merger.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Jeffrey R. Binder

President and Chief Executive Officer